VIA FEDERAL EXPRESS DELIVERY

May 20, 2011

The Nominating and Corporate Governance Committee
Crown Crafts, Inc.
916 South Burnside Avenue
Gonzales, LA 70737
Attn: Ms. Amy Vidrine Samson, Vice President, Chief Accounting Officer and Secretary

For Distribution To Members of The Nominating and Corporate Governance Committee

Dear Members of the Nominating and Corporate Governance Committee,

Wynnefield, the largest shareholder with 17% ownership of the shares of our Company, would like to take this opportunity to suggest that Ms. Patricia Stensrud be considered for nomination by the Nominating and Corporate Governance Committee to be a Company Nominee for election to the Board of Directors at the 2011 Annual Meeting. It is our strong belief that Ms. Stensrud would be a constructive and value adding member of the Board.

Based on her accomplishments, which reflect the factors the Committee would consider, as outlined in the section of the Company’s 2010 Proxy Statement entitled “Identifying and Evaluating Nominees,” Wynnefield feels Ms. Stensrud would be an important contributing member who would bring a wealth of valuable experience to the Board of Directors. It is also our belief that having a successful female executive on the Board would further exemplify the Company’s commitment to diversity.  Further, given that a majority of the Company’s products are purchased by women, Ms. Stensrud would bring a much needed market-targeted perspective that does not currently exist on the Board.

In addition to gender diversity, Ms. Stensrud brings a broad range of experience and an industry background that is unique within the current board composition and highly relevant to the Company’s markets and prospects.  Specifically, her expertise in branding, market segmentation, channel diversification within consumer product industries and her experience in the negotiation and development of strategic brand licensing programs would be valuable additions to the Board.  Ms. Stensrud would bring a fresh and informed opinion to the Board’s examination of the Company’s operations and opportunities for growth.

Ms. Stensrud has in-depth experience as a senior executive in various retail and prestigious lifestyle-branded businesses, in which she has provided leadership for the  transformation of business models and redefinition of markets, market positioning and product offerings. Leadership positions have included CEO and Division President for many well known companies such as President of Women’s Sportswear for Tommy Hilfiger, CEO of Victoria + Co – a division of Jones Apparel, IBM, and Avon.  Under her leadership, as CEO of Victoria + Co, the company more than tripled sales from $50mm to $165mm and achieved a positive EBITDA of $25mm from a negative EBITDA of ($9mm) while leading the company out of a Chapter 11 reorganization.  As an entrepreneur, Ms. Stensrud is the founder and managing partner of Hudson River Partners, an advisory firm providing due diligence and strategic planning for M&A opportunities within consumer goods markets.  She has recently joined A&H Manufacturing, the world’s leading fashion packaging company, as President charged with developing long-term marketing strategies, growing global sales, and business expansion initiatives.

Ms. Stensrud’s executive roles have allowed her to gain expertise in building profitable business models predicated on strategic brand building, business development and market redefinition, operational execution, domestic and global distribution, and strong relationship management skills. We believe these skills and areas of expertise are extremely relevant to the Company and Ms. Stensrud can provide needed guidance and act as a powerful resource for management.

Ms. Stensrud has in-depth leadership experience and involvement in several non-profit organizations, currently serving as the Board President of the Girls Scouts Council of Greater New York.  She has a reputation for high ethical character, honesty and excellent business judgment.

Thank you for considering Ms. Stensrud as a Company Nominee for election to the Company’s Board of Directors.  Wynnefield believes, and are confident you will agree, Ms. Stensrud’s unique experience and skill sets will bring a much valued perspective that can only improve our Company.  We believe Ms. Stensrud is free of any conflicts of interest and is willing and able to represent the interest of all stockholders as an independent director.  Having reviewed all of the information made publicly available by the Company, Ms. Stensrud has confirmed her willingness to serve if nominated and elected.

Enclosed, find Ms. Stensrud’s bio and CV. Please feel free to contact her directly at 917-853-9924 or at patricia@hudsonriverpartnersllc.com by June 1, 2011 to discuss her qualifications.

As always, I am available at 212-760-0278 to discuss this further.

Sincerely,

Stephen J. Zelkowicz
Wynnefield Capital Management, LLC

Cc:	Jon C. Biro
Zenon S. Nie
Donald Ratajczak

E. Randall Chestnut, Chairman of the Board, President and Chief Executive Officer